Exhibit 99.1

20 December 2024

NOTICE OF EXTRAORDINARY GENERAL MEETING

EVAXION BIOTECH A/S

17 JANUARY 2025 AT 15:00 (CET)

The board of directors hereby convenes an extraordinary general meeting of Evaxion Biotech A/S, company registration (CVR) no. 31 76 28 63 (the "Company"), to be held on

17 January 2025 AT 15:00 (CET)

at Evaxion Biotech A/S, Dr Neergaards Vej 5F, DK-2970 Hørsholm, Denmark.

AGENDA

1.	Election of the chairman of the meeting

2.	Resolution to reduce the share capital and reduction of the nominal value of the shares

3.	Proposal to authorize the chairman of the meeting

4.	Miscellaneous

COMPLETE PROPOSALS

1.	Election of the chairman of the meeting

The board of directors proposes that attorney-at-law Lars Lüthjohan be elected as chairman of the general meeting.

2.	Resolution to reduce the share capital and reduction of the nominal value of shares

The board of directors proposes to reduce the Company’s share capital by nominal DKK 43,995,417 from nominal DKK 58,660,556 to nominal DKK 14,665,139 to cover loss.

Furthermore, the board of directors proposes to reduce the nominal value of the shares from nominal DKK 1 per share to nominal DKK 0.25 per share.

The board of directors specifically proposes that the existing article 2.1 is amended as follows:

“The share capital is nominal DKK 14,665,139 divided into 58,660,556 shares of nominal DKK 0.25 each or any multiples hereof.”

Shareholders are informed that issued warrants will be adjusted by the board of directors pursuant to applicable adjustment clauses to reflect the changes to the share capital. For the avoidance of doubt, no amendents will be made to existing authorisations to the board of directors to issue shares, convertible bonds and/or warrants.

3.	Proposal to authorize the chairman of the meeting

The board of directors proposes to authorize the chairman of the meeting (with a right of substitution) on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed by the General Meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for regis-tration with the Danish Business Authority.

4.	Miscellaneous

Hørsholm, Denmark, 20 December 2024

The board of directors of Evaxion Biotech A/S

/s/ Marianne Søgaard

Marianne Søgaard

Chairman of the board of directors

Further information

Adoption requirements

The proposals contained in item 1 and 3, may be adopted by a simple majority of the votes cast.

The proposal under the agenda’s item 2 may be adopted by a majority of not less than two thirds of all votes cast and of the share capital represented at the general meeting.

Share capital and voting rights

The Company's nominal share capital currently amounts to DKK 58,660,556 divided into 58,660,556 shares of DKK 1.00 nominal value. At the extraordinary general meeting, each share carries one vote.

The right of a shareholder to attend the annual general meeting and to vote in respect of his/her shares is determined on the basis of the shares held by the shareholder at the record date. The shareholdings and voting rights are calculated on the basis of entries in the register of shareholders and any notice of own-ership received by the Company for the purpose of registration in the register of shareholders.

The record date is 10 January 2025.

Furthermore, participation is conditional upon the shareholder having timely notified the Company of his/her attendance as described below.

Attendance and admission

Shareholders, proxies and any accompanying advisor wishing to attend the annual general meeting in person must have an admission card. Admission cards may be ordered on the website of Computershare A/S: www.computershare.com.

Admission cards must be ordered no later than 13 January 2025 at 23:59 (CET).

Proxy

Shareholders can vote by proxy no later than 13 January 2025 at 23:59 (CET).

The proxy can be submitted in writing by using the proxy form which is attached to the convening notice and can be downloaded from the Company's website: www.evaxion.ai. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail. Computershare must receive completed proxy forms no later than 13 January 2025 at 23:59 (CET).

Proxies may also be granted electronically on the website of Computershare, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than 13 January 2025 at 23:59 (CET).

Votes by correspondence

Shareholders can vote by correspondence no later than 16 January 2025 at 11:59 (CET).

The vote by correspondence can be submitted in writing by using the correspondence form which is at-tached to convening notice and can be downloaded from the Company's website: www.evaxion.ai. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail.

Electronic voting

It is also possible to vote electronically on the website of Computershare A/S, www.computershare.dk, by using a Computershare username and password.

Additional information

On the Company's website, www.evaxion.ai, the following information is available no later than 2 January 2025:

−	The notice convening the extraordinary general meeting (the agenda/the complete pro-posals);

−	The latest approved annual report;

−	Report by board of directors including information on events of major importance to the company's position that have occurred after the presentation of the annual report;

−	Declaration by the company's auditor about the report by the board of directors;

−	The proxy and vote by correspondence form

The convening notice will also be forwarded in writing to all shareholders recorded in the register of share-holders who have requested such notification.

The extraordinary general meeting will be conducted in English according to section 4.8 of the Company's articles of association.

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